Exhibit 99.6

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

21 September 2004

Notification was received yesterday that as at the 16 September 2004, J.P. Morgan Chase & Co. through its subsidiary J.P. Morgan Securities Ltd, had decreased its holding to 5.23% of the issued A share capital of the Company, represented by 16,159,077 A shares.

-0-

Contact for queries: Tim Rayner	01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.